中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

SUPPLEMENTARY NOTICE OF AGM

Reference is made to the Notice of Annual General Meeting published by China Southern Airlines Company Limited (the "Company") on 9 May 2008, the annual general meeting of the Company (the "AGM") will be held at 9:30 a.m. on 25 June 2008 (Wednesday) at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC.

In accordance with the provisions of Articles 90 and 177 of the articles of association of the Company, the board of directors of the Company (the "Board") reviewed the motion made by China Southern Air Holding Company, a controlling shareholder of the Company holding 50.3% of the equity interest of the Company, for additional proposals to be submitted to the AGM for approval by the shareholders of the Company. All members of the Board took part in the review. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the forthcoming AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the Articles of Association.

SUPPLEMENTARY NOTICE is hereby given that the AGM for the year ended 31 December 2007 will be held as originally scheduled will consider and, if though fit, approve the following resolutions as ordinary and special resolutions respectively, in addition to resolutions set out in the Notice of Annual General Meeting issued on 9 May 2008:

ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

1. "**THAT** the execution of the aircraft acquisition agreement dated 18 April 2008, copy of which will be produced to the AGM marked "A" and initialed by the Chairman of the AGM for the purpose of identification, between Xiamen Airlines Company Limited as purchaser and The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and the transaction contemplated thereunder, upon the terms and subject to the conditions therein contained."

SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

2. **THAT:**

   (1) the Company be authorized to issue medium term notes in the PRC in the principal amount of not more than RMB1.5 billion for a term of three years;

   (2) the executive directors authorized by the Board be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of the medium term notes based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the medium term notes; and

   (3) the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issue of the medium term notes or any matter incidental thereto.

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
6 June 2008

Notes:

1. The original proxy form was despatched to shareholders together with the notice of AGM and the circular dated 9 May 2008. A supplementary proxy form containing the newly proposed resolutions will be despatched to shareholders together with this supplementary notice of AGM on 6 June 2008. Shareholders are requested to complete and return the supplementary proxy form in accordance with the instructions printed thereon. If no supplementary proxy form duly completed and returned is lodged with the Company, the original proxy form lodged will be treated as valid if duly completed and returned. The proxy so appointed will be entitled to vote at his discretion or abstain on the newly proposed resolutions properly put to the AGM. If the Company receives, in addition to a duly completed and returned original proxy form, a duly completed and returned supplementary proxy form, the Company will treat both the original proxy form and the supplementary proxy form as valid.

2. Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of AGM dated 9 May 2008. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matters.

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.